UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated February 5, 2015, of North Atlantic Drilling Ltd. (the "Company"), announcing that (i) it has received approval from its Norwegian Bondholders to amend the Bond Agreement entered into with the Nordic Trustee ASA in October 2013 and (ii) Seadrill Limited ("Seadrill"), a major shareholder of the Company, will provide a guarantee for the Bond Issue in favor of the Trustee in exchange for replacing the Issuer's current financial covenants with Seadrill's financial covenants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: February 6, 2015	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

NADL - Approval for Norwegian Bond Amendment
Hamilton, Bermuda, February 5, 2015 - North Atlantic Drilling Ltd. ("NADL" or the "Company") (NYSE:NADL) announces that it has received approval from its Norwegian Bondholders to amend the Bond Agreement entered into with the Nordic Trustee ASA in October 2013 (ISIN: NO 001 069241.1).
Following this approval, Seadrill Limited will provide a guarantee for the Bond Issue in favor of the Trustee (on behalf of the Bondholders) in exchange for some amendments to the Bond Issue's covenant package, namely replacing the Issuer's current financial covenants with Seadrill Limited's financial covenants.
FORWARD LOOKING STATEMENTS
The statements described in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements which could be made include, but are not limited to, statements involving prospects for the Company, expected revenues, capital expenditures, costs and results of operations and contingencies and other factors discussed in the Company's most recent annual report on the Form 20-F for the year ended December 31, 2013 and in the Company's other filings with the SEC, which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to the Company or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.